SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Mereo BioPharma Group plc

(Name of Issuer)

Ordinary Shares, £0.003 par value

(Title of Class of Securities)

589492107**

(CUSIP Number)

Rubric Capital Management LP

155 East 44th St, Suite 1630

New York, NY 10017

Attention: Brian Kleinhaus

212-418-1888

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 589492107 has been assigned to the American Depositary Receipts (“ADRs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “MREO.” Each ADR represents 5 Ordinary Shares.

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589492107	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Rubric Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 83,780,600 Ordinary Shares (including 51,830,600 Ordinary Shares represented by 10,366,120 ADRs)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 83,780,600 Ordinary Shares (including 51,830,600 Ordinary Shares represented by 10,366,120 ADRs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 83,780,600 Ordinary Shares (including 51,830,600 Ordinary Shares represented by 10,366,120 ADRs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.41%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 589492107	SCHEDULE 13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON David Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 83,780,600 Ordinary Shares (including 51,830,600 Ordinary Shares represented by 10,366,120 ADRs)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 83,780,600 Ordinary Shares (including 51,830,600 Ordinary Shares represented by 10,366,120 ADRs)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 83,780,600 Ordinary Shares (including 51,830,600 Ordinary Shares represented by 10,366,120 ADRs)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.41%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 589492107	SCHEDULE 13D	Page 4 of 5 Pages

This Schedule 13D amends the Schedule 13D initially filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2022 with respect to the ordinary shares of stock, par value , £0.003 par value per share (the “Ordinary Shares”), of Mereo BioPharma Group plc, a public limited company under the laws of England and Wales (the “Issuer”), which was subsequently amended on June 9, 2022, June 14, 2022, August 24, 2022 and September 23, 2022 (collectively, including this amendment, the “Schedule 13D”).

Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by adding the following.

On October 28, 2022, the Reporting Persons agreed to and executed a Cooperation Agreement (“Agreement”) dated October 28, 2022 between Rubric Capital Management LP (“Rubric”) and the Issuer. In the Agreement, the Reporting Persons agreed to withdraw the requisition notice submitted to the Issuer on October 3, 2022 which required the Issuer to convene a general meeting, and the Issuer agreed to appoint four director nominees nominated by Rubric to the board of directors of the Issuer. The foregoing description of the contents of the Agreement is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference;

Item 7.	LIST OF EXHIBITS

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 1: Cooperation Agreement with Joint Press Release attached thereto as Exhibit A

CUSIP No. 589492107	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 28, 2022

RUBRIC CAPITAL MANAGEMENT LP

By:	/s/ Michael Nachmani
Name:	Michael Nachmani
Title:	Chief Operating Officer

/s/ David Rosen
DAVID ROSEN